SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For July 5, 2007

Commission File Number 0- 50822

NORTHWESTERN MINERAL VENTURES INC.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

This Form 6-K consists of:

“Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to announce the appointment of David Subotic to its Board of Directors, subject to TSX Venture Exchange approval.

Mr. Subotic rose to prominence as an investment advisor with Haywood Securities, an international firm specializing in the resource sector, where he helped raise more than $10 billion in financing for commodities and oil and gas companies. His background also includes work as an investment consultant, most recently with Canada’s Octagon Capital Corporation, a national full-service firm that provides services to institutional investors, issuing companies and retail clients. While with Octagon, Mr. Subotic raised more than US$2 billion in financing. He is currently CEO of Asian Coast Development Ltd., an international property developer.

“It is our great pleasure to welcome Mr. Subotic to our board,” said Marek Kreczmer, President and CEO of Northwestern. “His extensive business experience and firm grasp of the resource sector will be great assets to the company.”

“I’m very excited to be joining Northwestern’s Board,” said Mr. Subotic. “This is a dynamic time for the company and I am looking forward to providing support as Northwestern continues to advance its high-potential uranium properties in Niger and Canada.”

Mr Subotic has been granted 200,000 stock options, each such option entitling the holder thereof to acquire one common share of the Company at an exercise price of C$1.03. The options will vest in stages over five years and expire on July 4, 2012.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.
By:	/s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: July 9, 2007